UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 18, 2013

DATE, TIME, AND PLACE:

March 18, 2013, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo; Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Approve the election of the members of the Company’s Audit Committee for a new term of office.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, based on favorable recommendationof the Nomination and Remuneration Committee and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, with abstention of Mr. Celso Clemente Giacometti, approved the elect, pursuant to article 17, item XXI, of the Company’s Bylaws for a new term of office of one (1) year as of this date, of the members of the Company’s Audit Committee, to wit Mr. René Luiz Grande, a Brazilian citizen, married, economist, holder of RG # 6.309.316-9 issues by SSP/SP, registered with the CPF/MF under # 583.893.348-87,resident and domiciled in Sorocaba/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP,  in the capacity of Coordinator of the Company’s Audit Committee, pursuant to Art. 30, paragraph 1 of the Company’s Bylaws; Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6ofloor; and Mrs. Elidie Palma Bifano, a Brazilian citizen, married, graduate in law, bearer of RG # 3.076.167 SSP/SP, registered with CPF/MF under # 395.907.558-87, resident and domiciled in São Paulo – SP, with business address at Avenue Presidente Juscelino Kubitschek, # 2235, Vila Olímpia – SP, in capacity of technical qualified member, pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolutions # 3041/02 and # 3198/04, both of the National Monetary Council, and who will only be vested in the positions for which they were elected following the confirmation of their election by the Central Bank of Brazil.

1

                                                                           [Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 18, 2013. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice- Chairman of the Company´s Board of Directors;  and Messrs. Conrado Engel; José Antonio Alvarez Alvarez; José de Paiva Ferreira; José Manuel Tejón Borrajo;  José Roberto Mendonça de Barros;  Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 18, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer